UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May 2011

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 27 - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Grupo Aval Acciones y Valores S.A. Extraordinary General Shareholders Meeting to be held on May 23, 2011

Item 1

GRUPO AVAL ACCIONES Y VALORES S.A.
Extraordinary General Shareholders Meeting

The President of GRUPO AVAL ACCIONES Y VALORES S.A. summons the common shareholders to the extraordinary meeting of the General Shareholders that will take place on Monday, May 23rd, 2011 at 9:00 a.m. at the “Salón de Asambleas” of Porvenir S.A., located at Carrera 13 No. 27-75, Piso 12, Bogotá D.C., Colombia.

The agenda for the meeting is as follows:

1.	Attendance
2.	Appointment of the committee for approval of the Minutes of the meeting
3.
Consideration of the “escisión” project by virtue of which each of Inversiones Escorial S.A. and Popular Securities S.A., will transfer to Grupo Aval Acciones y Valores S.A. (“beneficiaria”), 9.8% of the capital stock of Banco Popular, for a total percentage of 19.6%

Pursuant to Article 13 of Law 222 of 1995, shareholders may review the “escisión” project during the fifteen business days preceding the date in which the meeting will be held, at the office of Grupo Aval’s Secretary General located at Carrera 13 # 27-47 Piso 26, Bogotá D.C., Colombia. In addition, and pursuant to Article 12 of Law 222 of 1995, (i) shareholders that are not present at the meeting in which the decision is taken or (ii) who vote against it, will be entitled to exercise their redemption rights, as set forth in the applicable legal provisions.

Shareholders may appoint a proxy to represent them at the meeting. For that purpose, shareholders shall grant a written power of attorney stating (i) the name of the proxy(ies), (ii) the name of the person(s) in which he or she may assign or substitute the power of attorney and (iii) the date or periods for which the power of attorney has been granted.

In order to expedite the issuance of your shareholder credential, please confirm your attendance calling the Depósito Centralizado de Valores – Deceval (tel: 307 71 27 in Bogotá or 018000 111901 national contact number). Furthermore, we suggest filing the power of attorney documents prior to the date of the meeting at the following address: Deceval - Calle 67 No. 7-35 Torre B, Piso 5, Bogotá D.C., Colombia.

LUIS CARLOS SARMIENTO GUTIÉRREZ
President	April 29th, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2011

Grupo Aval Acciones y Valores S.A.
By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel